SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      for the year ended December 31, 2004

                                       Or


                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  for the transition period from ----- to -----


Commission file number  1-11507
                        -------




                             JOHN WILEY & SONS, INC.
                             EMPLOYEES' SAVINGS PLAN

--------------------------------------------------------------------------------

                             JOHN WILEY & SONS, INC.
                       111 River Street, Hoboken, NJ 07030

                 John Wiley & Sons, Inc. Employees' Savings Plan

                   Index to Financial Statements and Schedule



                                                                        Page No.
                                                                        --------

Report of Independent Registered Public Accounting Firm                        1

Statements of Net Assets Available for Benefits
     as of December 31, 2004 and 2003                                          2

Statements of Changes in Net Assets Available for
     Benefits for the Years Ended December 31, 2004 and 2003                   3

Notes to Financial Statements                                              4 - 8

Supplemental Schedules:*

     Schedule H, Line 4i -   Schedule of Assets (Held at End of Year),
                                 as of December 31, 2004                       9

Signature                                                                     10

Exhibits:

23     Consent of Independent Registered Public Accounting Firm               11





* - Schedules required by Form 5500. Those that are not applicable are not included.

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan ("the Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP


New York, New York
June 24, 2005

                 John Wiley & Sons, Inc. Employees' Savings Plan

                 Statements of Net Assets Available for Benefits

                           December 31, 2004 and 2003



                                                                                         2004              2003
                                                                                     ------------      ------------
     Investments, at Fair Value (Notes 2 and 3)                                      $122,253,445      $104,316,427
     Participant Loans                                                                  2,183,946         1,686,043
                                                                                     ------------      ------------

         Total Investments                                                            124,437,391       106,002,470
                                                                                     ------------      ------------

     Receivables:
         Participant Contributions                                                      -                   294,491
         Employer Contributions                                                         -                   103,094
                                                                                     ------------      ------------

         Total Receivables                                                              -                   397,585
                                                                                     ------------      ------------

    Net Assets Available for Benefits                                                $124,437,391      $106,400,055
                                                                                     ============      ============





    The accompanying notes are an integral part of the financial statements.

                 John Wiley & Sons, Inc. Employees' Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                 For the Years Ended December 31, 2004 and 2003


                                                                                               December 31,
                                                                                          2004              2003
                                                                                          ----              ----
Additions:
     Realized and unrealized appreciation on investments: (Notes 2 and 3)
       Unrealized appreciation on investments                                        $  9,770,273      $ 14,754,355
       Net realized appreciation from investment transactions                             204,635           618,956
                                                                                     ------------      ------------

       Net appreciation in fair value of investments                                    9,974,908        15,373,311

     Interest and dividend income                                                       2,815,823         1,567,671
     Interest on participant loans                                                         79,085            74,626
     Contributions:
       Participant                                                                      9,129,572         8,352,548
       Employer                                                                         2,446,462         2,614,476
                                                                                     ------------      ------------

       Total contributions                                                             11,576,034        10,967,024
                                                                                     ------------      ------------

     Merger of Plan Assets  (Note 5)                                                   -                  7,234,087
                                                                                     ------------      ------------

     Total Additions                                                                   24,445,850        35,216,719
                                                                                     ------------      ------------

Deductions:
       Benefit payments                                                                 6,350,450         4,390,779
       Cancelled loans of terminated participants                                          58,064            59,537
                                                                                     ------------      ------------

     Total Deductions                                                                   6,408,514         4,450,316
                                                                                     ------------      ------------

Net Increase                                                                           18,037,336        30,766,403

Net Assets Available for Benefits, beginning of year                                  106,400,055        75,633,652
                                                                                     ------------      ------------

Net Assets Available for Benefits, end of year                                       $124,437,391      $106,400,055
                                                                                     ============      ============





    The accompanying notes are an integral part of the financial statements.

                 John Wiley & Sons, Inc. Employees' Savings Plan

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(1)  Description of the Plan:
     ------------------------

          The following represents the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan"), as amended. Employees should refer to the section entitled "Your Retirement Program" in their employee handbook for more detailed information.

     General -

          The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Administration -

          The Benefits Administration Board of John Wiley & Sons, Inc., (the "Plan Administrator") administers the Plan. The Company's Board of Directors appoints the members of the Benefits Administration Board.

          Vanguard Fiduciary Trust Company ("VFTC") holds the Plan's assets in trust.

          The Plan's assets are managed by an affiliate of VFTC and by Friess Associates.

          The Company pays the Plan's administrative expenses.

     Eligibility -

          Each employee is eligible to participate in the Plan on the first day of the calendar quarter after completion of six months of service, or the first day of any month thereafter.

     Vesting -

          A participant's contribution plus actual earnings thereon is fully vested and non-forfeitable at all times. The Company's contribution plus actual earnings thereon becomes fully vested to the participant upon attaining age 65, at retirement, upon total disability or death, or upon completion of three years of participation or five years of service. After one year but less than two years of participation, 34% of the Company's contribution becomes vested. After two years but less than three years of participation, 67% of the Company's contribution becomes vested. After three years of participation or three years of service, 100% of the Company's contribution becomes vested.

     Contributions -

          A participant designates between 2% and 25% of his or her base salary plus overtime, which is withheld from the participant's payroll check, to be invested in funds chosen by the participant. Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 100% of the first 2% of each participant's contribution plus 25% of the next 4% contributed.

          No more than 10% of a  participant's  compensation  can be a "deferred cash contribution", that is, a reduction in the participant's compensation and therefore tax-deferred. The deferred cash contribution of a participant under the age of 50 cannot exceed an amount set annually by the IRS, which in 2004 amounted to $13,000.

          Subject to certain limitations prescribed by the IRS, participants 50 years of age and older can make "catch up" contributions. In 2004, such participants could contribute a maximum of $16,000.

     Forfeitures -

          If a participant who terminates his or her employment is not fully vested at the time of termination, the non-vested amount is monitored for up to five years and will be restored to the participant's account if the participant is re-employed. Forfeitures not restored to a participant's account are used to reduce the Company's contribution. In 2004 and 2003, the Company's contributions were reduced by $312,605 and $60,000, respectively, as a result of such forfeitures. At December 31, 2004, forfeitures totaling $10,682 were available to reduce future Company contributions versus $154,172 at December 31, 2003.

     Investment Options -

          Funds in which contributions can be invested, as well as each fund's investment objective, are described below.
               o the Vanguard Indexed 500 Fund seeks long-term growth of capital and income from dividends by investing in all 500 stocks that comprise the S & P 500 index
               o the Vanguard Wellington Fund invests in a diversified and balanced portfolio of bonds and common stocks, seeking income and long-term growth of capital without undue risk
               o the Brandywine Fund seeks long-term capital appreciation. It invests primarily in the stocks of companies that have proven records of profitability and strong earnings momentum
               o    the Vanguard  Explorer  Fund,  seeking  long-term  growth of capital, invests primarily in common stocks of small capitalization companies with prospects for above-average growth
               o the Vanguard Federal Money Market Fund seeks to maintain a stable share price and a high level of income by investing in short-term securities issued by the U. S. Government and its agencies
               o the Vanguard Total Bond Market Index Fund seeks a high level of interest income by investing in a large sampling of bonds that match the key characteristics of the Lehman Brothers Aggregate Bond index
               o the Vanguard International Growth Fund invests primarily in the stocks of established non-U. S. issuers in order to achieve long-term growth of capital
               o the Vanguard Windsor II Fund invests in the common stocks of a diversified group of out-of-favor stocks of large-capitalization companies, seeking long-term growth of capital and income from dividends
               o the Vanguard Morgan Growth Fund seeks long-term growth of capital, investing primarily in stocks of large and medium-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles
               o the Wiley Stock Fund invests solely in the Class A Common Stock of the Company and seeks long-term growth of capital through increases in the value of the stock and the reinvestment of its dividends.

     Investment of Contributions -

          A participant can invest his or her contribution and the Company's matching contribution in 1% multiples among any combination of ten available investment options, which include a choice of nine mutual funds and the Wiley Stock Fund, provided that contributions to the Wiley Stock Fund do not exceed 25% of the participant's total contribution. Participants deemed subject to the short swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934 are prohibited from investing in the Wiley Stock Fund.

          A participant is permitted to change the allocation of his or her contribution, and to transfer existing fund balances, to other investment options daily.

     Payment of Benefits -

          Withdrawals by participants of their account balances are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment. Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

     Termination of Employment -

          Upon termination of employment, a participant has the option of receiving the balance in his or her account as an immediate or deferred lump sum, in installments, or by a direct "roll over" into an individual retirement account or another qualified plan. If the participant's balance is at least $5,000, it may be left in the Plan. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

          Participants who retire (a) on disability, (b) at age fifty-five or later with ten or more years of service, or (c) at age sixty-five or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a five, ten, or fifteen year period. Annual installments begin one year after termination; monthly installments begin immediately. The installment payments are made in equal amounts, and each includes income credited to the participant's account balance before the installment amount is calculated.

     Participant Loans -

          Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions. The interest rates on loans outstanding at December 31, 2004 ranged from 2.52% to 11.00% per annum. The length of such loans is generally 5 years and loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.

(2)  Summary of Significant Accounting Policies:
     -------------------------------------------

     Method of Accounting -

          The books and records of the Plan are maintained on an accrual basis.

     Use of Estimates -

          The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition -

          The Plan's investments are stated at fair value. Shares of mutual funds of registered investment companies are valued at quoted market prices and represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus any un-invested cash position). Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

          Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

     Payment of Benefits -

          Benefits are recorded when paid.

(3)  Fair Value of Investments:
     --------------------------

     The fair values of investments that represent 5% or more of the Plan's net assets as of December 31, 2004, and the comparable values at December 31, 2003, are as follows:

                                                                                         2004              2003
                                                                                     ------------      ------------
                Vanguard Wellington Fund                                             $26,610,577       $22,645,963
                Vanguard Indexed 500 Fund                                             25,601,787        22,422,554
                Vanguard Explorer Fund                                                13,876,244        11,669,627
                Brandywine Fund                                                       11,318,694         9,594,495
                Vanguard Total Bond Market Index Fund                                 11,057,245         9,987,145
                Vanguard Federal Money Market Fund                                    10,559,239        11,553,018
                Wiley Stock Fund                                                       9,382,551         6,525,230
                Vanguard International Growth Fund                                     6,230,992         4,721,554

     During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

                                                                                         2004              2003
                                                                                     ------------      ------------
                Mutual Funds                                                         $7,722,207        $14,914,488
                Wiley Stock Fund                                                      2,252,701            458,823
                                                                                     ------------      ------------
                Net Appreciation                                                     $9,974,908        $15,373,311

(4)  Tax Status:
     -----------

     In June of 2002, the Company received a favorable determination letter from the IRS indicating that the Plan and related trust are designed in accordance with Section 401 (a) of the Internal Revenue Code (the "IRC"). The Plan has been amended on various dates since the determination letter was originally filed with the IRS. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)  Plan Merger:
     ------------

     During the fourth quarter of 2003, all the assets of the Hungry Minds Inc. 401 (k), Profit Sharing and Employee Stock Ownership Plan (the "Hungry Minds Plan") totaling $7,234,087 were merged with the assets of the Plan. This included investments in mutual funds of $5,377,090; an investment in a money market investment fund of $1,819,758; and participant loans receivable of $37,239. The Company had acquired Hungry Minds Inc in September 2001 and intended to merge the plans as soon as a favorable determination letter was received from the IRS indicating that the Hungry Minds Plan and its related trust were designed in accordance with Section 401 (a) of the IRC. The IRS determination letter was received in September 2003 and the merger was completed on October 31, 2003.

(6)  Plan Termination:
     -----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(7)  Related Party Transactions:
     ---------------------------

     Certain of the Plan's investments consist of shares of mutual funds managed by an affiliate of VFTC. VFTC acts as Trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

                 John Wiley & Sons, Inc. Employees' Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004


EIN:13-5593032
Plan Number: 002


     (a)          (b)                                            (c)                                       (e)
            Identity of Issue                                Description                              Current Value
     --     -----------------                                -----------                              -------------
     *   Vanguard Wellington Fund                    Registered Investment Company                    $  26,610,577
     *   Vanguard Indexed 500 Fund                   Registered Investment Company                       25,601,787
     *   Vanguard Explorer Fund                      Registered Investment Company                       13,876,244
         Brandywine Fund                             Registered Investment Company                       11,318,694
     *   Vanguard Total Bond Market Index Fund       Registered Investment Company                       11,057,245
     *   Vanguard Federal Money Market Fund          Registered Investment Company                       10,559,239
     *   Wiley Stock Fund                            Company Stock Fund                                   9,382,551
     *   Vanguard International Growth Fund          Registered Investment Company                        6,230,992
     *   Vanguard Windsor II Fund                    Registered Investment Company                        4,597,358
     *   Vanguard Morgan Growth Fund                 Registered Investment Company                        3,018,758
     *   Participant Loans                           416 loans to participants with interest
                                                     rates from 2.52% to 11.0% and maturity
                                                     dates from 2005 to 2024                              2,183,946
                                                                                                      -------------

         Total Investments                                                                             $124,437,391


* - Indicates a party - in - interest


See Report of Independent Registered Public Accounting Firm

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             John Wiley & Sons, Inc.
                             Employees' Savings Plan
                             -----------------------
                                  (Registrant)


                            By: /s/ Walter J. Conklin
                               ----------------------
                                Walter J. Conklin
                          Vice President and Treasurer
                      Benefits Administration Board Member

                                                                      Exhibit 23



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan

We consent to the incorporation by reference in the Registration Statement Nos. 333-123359, 333-93691, 33-60268, 2-65296, 2-95104, 33-29372, and 33-62605 on
Form S-8 of John Wiley & Sons, Inc. of our report dated June 24, 2005, with respect to the statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule, which report appears in the December 31, 2004 annual report on Form 11-K of the John Wiley & Sons, Inc. Employees' Savings Plan.



/s/ KPMG LLP



New York, New York
June 24, 2005